UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No: 1)*

Aramark

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting persons J.P. Morgan Partners (BHCA), L.P. 13-3371826
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 7,481,113 shares of common stock
	6	Shared voting power n/a
	7	Sole dispositive power 7,481,113 shares of common stock
	8	Shared dispositive power n/a
9	Aggregate amount beneficially owned by each reporting person 7,481,113 shares of common stock
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 3.18% (1)
12	Type of reporting person PN

(1)	The calculation of the foregoing percentage is based on 235,231,698 shares of Common Stock of the Issuer outstanding as of December 18, 2014, as disclosed on the Issuer’s Definitive Proxy Statement filed on December 31, 2014.

1	Name of reporting persons J.P. Morgan Partners Global Investors, L.P. 13-4197054
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,793,337 shares of common stock
	6	Shared voting power n/a
	7	Sole dispositive power 1,793,337 shares of common stock
	8	Shared dispositive power n/a
9	Aggregate amount beneficially owned by each reporting person 1,793,337 shares of common stock
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.76%(1)
12	Type of reporting person PN

(1)	The calculation of the foregoing percentage is based on 235,231,698 shares of Common Stock of the Issuer outstanding as of December 18, 2014, as disclosed on the Issuer’s Definitive Proxy Statement filed on December 31, 2014.

1	Name of reporting persons J.P. Morgan Partners Global Investors A, L.P. 26-0032493
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 275,553 shares of common stock
	6	Shared voting power n/a
	7	Sole dispositive power 275,553 shares of common stock
	8	Shared dispositive power n/a
9	Aggregate amount beneficially owned by each reporting person 275,553 shares of common stock
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.12%(1)
12	Type of reporting person PN

(1)	The calculation of the foregoing percentage is based on 235,231,698 shares of Common Stock of the Issuer outstanding as of December 18, 2014, as disclosed on the Issuer’s Definitive Proxy Statement filed on December 31, 2014.

1	Name of reporting persons J.P. Morgan Partners Global Investors (Cayman), L.P. 13-4197057
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 900,336 shares of common stock
	6	Shared voting power n/a
	7	Sole dispositive power 900,336 shares of common stock
	8	Shared dispositive power n/a
9	Aggregate amount beneficially owned by each reporting person 900,336 shares of common stock
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.38%(1)
12	Type of reporting person PN

(1)	The calculation of the foregoing percentage is based on 235,231,698 shares of Common Stock of the Issuer outstanding as of December 18, 2014, as disclosed on the Issuer’s Definitive Proxy Statement filed on December 31, 2014.

1	Name of reporting persons J.P. Morgan Partners Global Investors (Cayman) II, L.P. 26-0005546
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 100,686 shares of common stock
	6	Shared voting power n/a
	7	Sole dispositive power 100,686 shares of common stock
	8	Shared dispositive power n/a
9	Aggregate amount beneficially owned by each reporting person 100,686 shares of common stock
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.04% (1)
12	Type of reporting person PN

(1)	The calculation of the foregoing percentage is based on 235,231,698 shares of Common Stock of the Issuer outstanding as of December 18, 2014, as disclosed on the Issuer’s Definitive Proxy Statement filed on December 31, 2014.

1	Name of reporting persons J.P. Morgan Partners Global Investors (Selldown), L.P. 56-2489868
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 607,192 shares of common stock
	6	Shared voting power n/a
	7	Sole dispositive power 607,192 shares of common stock
	8	Shared dispositive power n/a
9	Aggregate amount beneficially owned by each reporting person 607,192 shares of common stock
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.26%(1)
12	Type of reporting person PN

(1)	The calculation of the foregoing percentage is based on 235,231,698 shares of Common Stock of the Issuer outstanding as of December 18, 2014, as disclosed on the Issuer’s Definitive Proxy Statement filed on December 31, 2014.

1	Name of reporting persons J.P. Morgan Partners Global Investors (Selldown) II, L.P. 20-4065857
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,108,161 shares of common stock
	6	Shared voting power n/a
	7	Sole dispositive power 2,108,161 shares of common stock
	8	Shared dispositive power n/a
9	Aggregate amount beneficially owned by each reporting person 2,108,161 shares of common stock
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.90%(1)
12	Type of reporting person PN

(1)	The calculation of the foregoing percentage is based on 235,231,698 shares of Common Stock of the Issuer outstanding as of December 18, 2014, as disclosed on the Issuer’s Definitive Proxy Statement filed on December 31, 2014.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Aramark

(b)	Address of Issuer’s Principal Executive Offices:

1101 Market Street
Philadelphia, Pennsylvania 19107

Item 2.

(a)	Name of Person Filing:

J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”)
J.P. Morgan Partners Global Investors, L.P. (“J.P. Morgan Global”)
J.P. Morgan Partners Global Investors A, L.P. (“JPMP Global A”)
J.P. Morgan Partners Global Investors (Cayman), L.P. (“JPMP Cayman”)
J.P. Morgan Partners Global Investors (Cayman) II, L.P. (“JPMP Cayman II”)
J.P. Morgan Partners Global Investors (Selldown), L.P. (“JPMP Selldown”)
J.P. Morgan Partners Global Investors (Selldown) II, L.P. (“JPMP Selldown II”)

Supplemental information relating to the ownership and control of the persons filing this statement is included in Exhibit 2(a) attached hereto.

(b)	Address of Principal Business Office or, if none, Residence:

c/o J.P. Morgan Partners, LLC
270 Park Avenue
New York, NY 10017

See also supplemental information relating to principal business offices included in Exhibit 2(a) attached hereto.

(c)	Citizenship:

	JPMP BHCA:	Delaware
	J.P. Morgan Global:	Delaware
	JPMP Global A:	Delaware
	JPMP Cayman:	Cayman Islands
	JPMP Cayman II:	Cayman Islands
	JPMP Selldown:	Delaware
	JPMP Selldown II:	Delaware

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

03852U106

Item 3. If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:

	JPMP BHCA:	7,481,113
	J.P. Morgan Global:	1,793,337
	JPMP Global A:	275,553
	JPMP Cayman:	900,336
	JPMP Cayman II:	100,686
	JPMP Selldown:	607,192
	JPMP Selldown II:	2,108,161

(b)	Percent of Class:

	JPMP BHCA:	3.18%
	J.P. Morgan Global:	0.76%
	JPMP Global A:	0.12%
	JPMP Cayman:	0.38%
	JPMP Cayman II:	0.04%
	JPMP Selldown:	0.26%
	JPMP Selldown II:	0.90%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:

	JPMP BHCA:	7,481,113
	J.P. Morgan Global:	1,793,337
	JPMP Global A:	275,553
	JPMP Cayman:	900,336
	JPMP Cayman II:	100,686
	JPMP Selldown:	607,192
	JPMP Selldown II:	2,108,161

	(ii) Shared power to vote or to direct the vote:

	Not applicable.

	(iii) Sole power to dispose or to direct the disposition of:

	JPMP BHCA:	7,481,113
	J.P. Morgan Global:	1,793,337
	JPMP Global A:	275,553
	JPMP Cayman:	900,336
	JPMP Cayman II:	100,686
	JPMP Selldown:	607,192
	JPMP Selldown II:	2,108,161

	(iv) Shared power to dispose or to direct the disposition of:

	Not applicable.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons entered into that certain Amended and Restated Stockholders Agreement, dated as of December 10, 2013, by and between the Issuer, ARAMARK Intermediate HoldCo Corporation, Joseph Neubauer and the other stockholders named there in (the “Stockholders Agreement”). The Stockholders Agreement provides, among other things, that the board of the directors of the Issuer (the “Board”) shall include a Director designated or nominated by (i) CCMP Capital Investors, so long as it is a member of the CCMP Investor Group, or if CCMP Capital Investors is not a member of the CCMP Investor Group, by the CCMP Investor Group (the members of which are CCMP Capital Investors, CCMP Cayman, J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Selldown) II, L.P. and any permitted transferee thereof which is an investment fund that is directly or indirectly managed or advised by CCMP Capital Advisors, LLC (“CCMP Capital Advisors”) or J.P. Morgan Partners, LLC), (ii) the GSCP Investor Group (the members of which are GS Capital Partners V Fund, L.P. (“GS Capital Partners”), GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V Institutional, L.P., GS Capital Partners V GmbH & Co. KG and any permitted transferee thereof which is an investment fund that is directly or indirectly managed or advised by GS Capital Partners), (iii) the THL Investor Group (the members of which are Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., THL Coinvestment Partners, L.P., Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company DI LLC and any permitted transferee thereof which is an investment fund that is directly or indirectly managed or advised by Thomas H. Lee Partners, L.P. (“Thomas H. Lee Partners”) and (iv) the WP Investor Group (the members of which are Warburg Pincus Private Equity IX, L.P. and any permitted transferee thereof which is an investment fund that is directly or indirectly managed or advised by Warburg Pincus LLC (“Warburg Pincus”), subject to certain limitations. The Stockholders Agreement further provides that each of the CCMP Investor Group, the GSCP Investor Group, the THL Investor Group, the WP Investor Group and Joseph Neubauer (or his estate and any transferee of Mr. Neubauer or his estate) shall vote all of its shares to effect the provisions of the Stockholders Agreement, including, but not limited to, the obligation to vote in favor of any prospective Director designated or nominated in accordance with the Stockholders Agreement.

As a result of the foregoing, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to constitute a “group” with CCMP Capital Advisors, GS Capital Partners, Thomas H. Lee Partners, Warburg Pincus, Mr. Neubauer and certain of their respective affiliates. As a consequence, the Reporting Persons may be deemed to beneficially own shares of the Issuer’s Common Stock that may be beneficially owned by such persons. The Reporting Persons may be deemed to beneficially own, in the aggregate, (i) 13,266,380 shares of the Issuer’s Common Stock reported as beneficially owned by CCMP Capital Advisors, (ii) 26,532,760 shares of the Issuer’s Common Stock reported as beneficially owned by GS Capital Partners, (iii) 26,532,761 shares of the Issuer’s Common Stock reported as beneficially owned by Thomas H. Lee Partners, (iv) 27,095,956 shares of the Issuer’s Common Stock reported as beneficially owned by Warburg Pincus and (v) 15,262,034 shares of the Issuer’s Common Stock reported as beneficially owned by Mr. Neubauer.

The Reporting Persons disclaim any actual knowledge of any shares of the Issuer’s Common Stock that may be beneficially owned by each of CCMP Capital Advisors, GS Capital Partners, Thomas H. Lee Partners, Warburg Pincus and Mr. Neubauer and their respective affiliates. The foregoing summary of each Schedule 13G referenced above is qualified in its entirety by reference to each such filing. The Reporting Persons disclaim any beneficial ownership of any shares of the Issuer’s Common Stock that may be beneficially owned by each of CCMP Capital Advisors, GS Capital Partners, Thomas H. Lee

Partners, Warburg Pincus and Mr. Neubauer and their affiliates, except to the extent of their pecuniary interests therein and the inclusion of the shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares for the purposes of Section 13(d) of the Exchange Act or otherwise.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015	J.P. MORGAN PARTNERS (BHCA), L.P.

	By:	JPMP Master Fund Manager, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

Date: February 13, 2015	J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

Date: February 13, 2015	J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

Date: February 13, 2015	J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

Date: February 13, 2015	J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp, its General Partner

	By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

Date: February 13, 2015	J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

Date: February 13, 2015	J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

Issuer: Aramark

EXHIBIT 2(a)

This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (BHCA)”), whose principal business office is located 270 Park Avenue, New York, New York 10017. JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as “JPMP Master Fund”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA).

This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“J.P. Morgan Global”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors A, L.P., a Delaware limited partnership (“JPMP Global A”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), whose principal place of business is located at the same address as JPMP (BHCA), J.P. Morgan Partners Global Investors (Selldown), L.P., a Delaware limited partnership (“JPMP Selldown”), whose principal place of business is located at the same address as JPMP (BHCA), J.P. Morgan Partners Global Investors (Selldown) II, L.P., a Delaware limited partnership (“JPMP Selldown II” and collectively with J.P. Morgan Global, JPMP Global A, JPMP Cayman, JPMP Cayman II and JPMP Selldown, the “Global Fund Entities”), whose principal place of business is located at the same address as JPMP (BHCA). Each of the Global Fund Entities is also engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Global Investors, L.P., a Delaware limited partnership (“JPMP Investors”), whose principal place of business is located at the same address as JPMP (BHCA). JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities. As general partner of each of the Global Fund Entities, JPMP Investors may be deemed to beneficially own the shares held by the Global Fund Entities.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., a New York corporation (hereinafter referred to as “JPMP Capital Corp.”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP (BHCA) and the Global Fund Entities.

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

Issuer: Aramark

EXHIBIT 2(b)

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Incorporated by reference to Exhibit 2(b) to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014 (Commission File No. 005-87947).

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers (1)

President	Ana Capella Gomez-Acebo*
Managing Director	Richard W. Smith*
Executive Director	Brian P. Flanagan*
Chief Compliance Officer and Managing Director	Robert J. Cole*
Senior Vice President and Assistant Secretary	Anthony J. Horan*
Vice President and Treasurer	William T. Williams Jr*
Vice President and Assistant Secretary	Christine N. Bannerman*
Executive Director and Secretary	Colleen A. Meade*

Directors (1)

Ana Capella Gomez-Acebo*

Richard W. Smith*

(1)	Each of whom is a United States citizen, except Ana Capella Gomez-Acebo, who is a citizen of Spain.
*	Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017

Issuer: Aramark

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Financial Officer	Marianne Lake*
General Counsel	Stephen M. Cutler*
Director of Human Resources	John L. Donnelly*
Chief Executive Officer of Commercial Banking	Douglas B. Petno*
Chief Executive Officer of Corporate & Investment Bank	Daniel E. Pinto*
Chief Executive Officer of Consumer & Community Banking	Gordon A. Smith*
Chief Executive Officer of Asset Management	Mary C. Erdoes*
Chief Risk Officer	Ashley Bacon
Chief Operating Officer	Matthew E. Zames

(1)	Each of whom is a United States citizen.
*	Principal occupation is employee or officer of JPMorgan Chase & Co.

Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017.

Issuer: Aramark

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Linda B. Bammann	Retired Deputy Head of Risk Management JPMorgan Chase & Co. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

James A. Bell	Retired Executive Vice President The Boeing Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Crandall C. Bowles	Retired Chairman and Chief Executive Officer Spring Industries, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Stephen B. Burke	Chief Executive Officer NBCUniversal, LLC c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

James Dimon	Chairman, Chief Executive Officer and President JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Timothy P. Flynn	Retired Chairman KPMG International c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Laban P. Jackson, Jr.	Chairman Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Michael A. Neal	Retired Vice Chairman General Electric Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Lee R. Raymond	Retired Chairman and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

William C. Weldon	Retired Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

(1)	Each of whom is a United States citizen.